Mail Stop 6010

								December 21, 2005

Via U.S. Mail and Facsimile

Mr. Rod A. Shipman
President, Chief Executive Officer, and Chief Financial Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

      Re:	CPC of America, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Filed March 31, 2005
	Response Letter dated November 21, 2005
File No. 000-24053

Dear Mr. Shipman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB dated December 31, 2004

1. Please file your response letter dated November 21, 2005 and all future correspondence on EDGAR.

Management`s Discussion and Analysis, page 10

2. We refer to your response to prior comment 1 from our letter dated
June 24, 2005. We see the revisions presented in the Form 10-Q as of
September 30, 2005; however, those disclosures continue to be vague and non-specific. Please expand future filings to address the following:
a. Describe the time period of the "preliminary evaluation," including a more thorough discussion of the steps involved in that process. More precisely clarify the actions undertaken and completed. Also, clarify the actions that remain to be completed, including when you expect to complete those actions.
b. Describe the nature and extent of the "discussions concerning the sale of CPCA 2000," including whether any of these discussions were with third parties and more specific detail about the results of those discussions.
c. Specifically describe the actions completed in 2005 and specifically describe the actions you plan to complete in 2006. You should present a clear timeline.
d. Make more specific disclosure about the timing and extent of the
Medicare reimbursement issue. Clarify when reimbursement rates were reduced and explain the extent to which those rates are less than those you anticipated when you received approval for your product.
e. Clarify whether reduced reimbursement rates have led you to conclude that the product cannot be marketed profitably. That is, clarify the extent of the "negative impact on projected profitability."
f. Clarify whether you carry any assets related to the counterpulsation technology in your balance sheet. If so, disclose why those assets are not impaired.

In total, you should present a clear and comprehensive discussion of the status of this evaluation and the underlying plan of operations for this business. Show us how you intend to apply this comment.

3. We note your response to comment 2 from our letter dated June
24,
2005 and the revised disclosures in your September 30, 2005 Form
10-
Q. Please expand MD&A in future filings to disclose the expected costs to develop and ready the MedClose product for market. Additionally, please disclose whether you expect additional financing will be required, including when and how you expect to raise that financing. Since you are a development stage enterprise your plan of operations should present clear disclosure about the extent and timing of the financing required to bring your product to market. Show us how you intend to apply this comment.

4. As a related matter, in future filings please clarify the status of the Investigational Device Exemption. Also, clarify whether clinical trials began as anticipated, clarify the expected period of these trails and clarify when you expect to file the pre-market approval application. Your plan of operations should fully set-forth the steps, including anticipated cost and timing, necessary to bring your product to market. Show us how you intend to apply this comment.

5. We note your response to comment 3 from our letter dated June
24,
2005. Please expand MD&A in future filings to make disclosure about the financial terms of the arrangement with BioMed Research, including how you intend to fund any cash obligations. Show us how you intend to apply this comment.

Note 2  Shareholders` Equity (deficit), page F-12

Stock Options, page F-14

6. We refer to your responses to comments 7 and 8 from our letter dated June 24, 2005. Future filings should present disclosure about non-cash exercises of stock options in line with your response to prior comment 7. As well, you should disclose how you determined the fair market value of the services received, including discussion of the objective evidence you considered in reaching your conclusion.

7. As a related matter, it would appear that determination of the fair market of services rendered by your sole employee and key consultant would be highly subjective. Accordingly, if your stock options permit payment of the exercise price with subjectively valued consideration it is not clear why variable plan accounting is not required by GAAP. In a detailed written response, provide an analysis of the literature to support your position that fixed plan accounting is appropriate in your circumstances.

8. Describe to us any other circumstances where your stock options may be exercised for other than cash. Also describe any other circumstances where you have allowed stock options to be exercised for other than cash.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


      Sincerely,



Gary Todd
Reviewing Accountant


??

??

??

??

Mr. Rod A. Shipman
CPC of America, Inc.
December 21, 2005
Page 2